FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of August, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

August 23, 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR
FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE
RELEVANT LAWS OF SUCH JURISDICTION

Recommended acquisition of Hanson PLC ("Hanson" or the "Company") - Court
confirmation of Reduction of Capital

Hanson announces that, at a hearing held earlier today, the High Court of
Justice in England and Wales (the "Court") granted an order confirming the reduction in the share capital of Hanson by the cancellation of the Cancellation
Shares (the "Reduction of Capital"). The Reduction of Capital has been confirmed under the terms of the Scheme of Arrangement (the "Scheme") in relation to the recommended acquisition of Hanson by Lehigh UK Limited ("Lehigh"), a wholly-owned direct subsidiary of HeidelbergCement AG, at a price of 1100 pence per share. As previously announced by Hanson, the Scheme was sanctioned by the
Court at a hearing held on August 20, 2007. The Scheme was approved by the requisite majorities of Hanson shareholders at the Court Meeting and the
Extraordinary General Meeting which were held on July 31, 2007.

It is expected that the Effective Date of the Scheme will now be August 23,
2007. A further announcement will be made by the Company to confirm when the
Scheme has become effective.

Lehigh is required under the terms of the Scheme to despatch the consideration pursuant to the Scheme not more than 14 days after the Effective Date.

Capitalised terms used, but not defined, in this announcement have the same meaning given to them in the circular posted to shareholders on June 25, 2007
(the "Scheme Document").

Enquiries:

Paul Tunnacliffe
Hanson PLC
+44 (0)20 7245 1245

The distribution of this announcement in jurisdictions other than the United
Kingdom may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Scheme Document to persons not resident in the United
Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements of those jurisdictions.

This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposals or otherwise. The
Proposals have been made solely through the Scheme Document, which contains the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Any response to the Proposals should be made only on the basis of the information contained in the Scheme Document.

Rothschild, which is authorised and regulated by the Financial Services
Authority in the United Kingdom, is acting exclusively for Hanson and no one else in connection with the Proposals and will not be responsible to anyone other than Hanson for providing the protections offered to clients of Rothschild nor for providing advice in relation to the Proposals or any other matters referred to in this announcement.

The Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act of 1933 as amended (the "
Securities Act") or under the relevant securities laws of any state or territory or other jurisdiction of the United States.  Accordingly, Loan Notes may not be
offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the
Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Proposals have not been and will not be registered under the relevant securities laws of Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada.  No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission or the Japanese
Ministry of Finance.  Accordingly, unless otherwise determined by Lehigh  and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into  Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

No other listing authority or equivalent has reviewed, approved or disapproved this announcement, the Proposals or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   August 23, 2007